EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Gateway Financial Holdings, Inc.
Elizabeth City, North Carolina
We consent to the incorporation by reference in the Registration Statement on Form S-4 of Gateway Financial Holdings, Inc. of our report dated March 14, 2007 with respect to the consolidated financial statements of Gateway Financial Holdings, Inc. and Subsidiary and of our report dated March 14, 2007 with respect to management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which reports appear in the Annual Report on Form 10-K of Gateway Financial Holdings, Inc. for the year ended December 31, 2006. We also consent to the reference to our firm under the heading “Experts” in the prospectus.
Dixon Hughes PLLC
Greenville, North Carolina
April 11, 2007